

SECURI ISSION

07008317



SEC FILE NO.
8-46057

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (mm/dd/yy) AND ENDING 06/30/07 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FORTREND SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

1155 W. FOURTH STREET, SUITE 22
(No and Street)

RENO	NEVADA	89503
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH FORSTER 61 03 9650 8400
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

PROCESSED
NOV 05 2007
THOMSON FINANCIAL

MAIL PROCESSING SECTION
RECEIVED
SEP 27 2007
160

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **JOSEPH FORSTER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **FORTREND SECURITIES, INC.**, as of **JUNE 30, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT
Title

A JUSTICE OF THE PEACE FOR VICTORIA
Reg. No. 11365
Andrew Ronald Corcoran
2/5 Erica Avenue, Glen Iris 3146

JUSTICE OF THE PEACE J.P. FOR VICTORIA

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fortrend Securities, Inc.

Annual Audit Report

June 30, 2007


SEC MAIL PROCESSING
RECEIVED
SEP 27 2007
WASH., D.C.
160
SECTION

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Fortrend Securities, Inc.

Table of Contents

Independent Auditor's Report

Board of Directors
Fortrend Securities, Inc.
Reno, Nevada

We have audited the accompanying statement of financial condition of Fortrend Securities, Inc. as of June 30, 2007, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortrend Securities, Inc. at June 30, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

September 24, 2007

Fortrend Securities, Inc.

Consolidated Statement of Financial Condition

As of June 30, 2007

Assets

Certificates of deposit		$	48,969
Securities owned, at market			35,052
Due from clearing broker			342,899
Deposit with clearing broker			250,000
Other receivables			648
Total assets		$	677,568

Liabilities and Stockholder's Equity

Cash and cash equivalents (overdraft)			$	111
Accounts payable				12,238
Accrued compensation				52,000
Securities sold, not yet purchased				45,476
Total liabilities				109,825
Stockholder's equity				
Common stock (no par value; 6,000 shares authorized; 3,000 shares issued and outstanding)	$	55,622		
Paid-in capital		226,167		
Retained earnings		285,954		
Total stockholder's equity				567,743
Total liabilities and stockholder's equity			$	677,568

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.

Consolidated Statement of Income (Loss)

For the Year Ended June 30, 2007

Revenue:		
Commission revenue	$	810,282
Investment advisory fees		140,177
Interest and dividend income		49,455
Gain on securities		26,016
Foreign exchange loss		7,944
Other income		92,462
Total revenue		1,126,336
Expenses:		
Compensation		453,030
Office and administrative expense		402,099
Professional fees		67,146
Clearing fees		64,452
Interest expense		11,081
Other operating expenses		61,055
Total expenses		1,058,863
Income before income taxes		67,473
Income tax provision		800
Net income	$	66,673

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2007

	Common Stock	Paid In Capital	Retained Earnings (Deficit)	Stockholder's Equity
June 30, 2006	$ 55,622	$ 226,167	$ 219,281	$ 501,070
Net income			66,673	66,673
June 30, 2007	$ 55,622	$ 226,167	$ 285,954	$ 567,743

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.

Consolidated Statement of Cash Flows

For the Year Ended June 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ 66,673
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
(Increase) decrease in:	
Certificates of deposit	(7,272)
Securities owned	(32,252)
Due from clearing broker	(83,574)
Other receivables	(161)
Increase (decrease) in:	
Accounts payable	(3,094)
Accrued compensation	12,000
Securities sold, not yet purchased	39,135
Net cash provided (used) by operating activities	(8,545)
CASH FLOWS FROM INVESTING ACTIVITIES	0
CASH FLOWS FROM FINANCING ACTIVITIES	0
Net increase (decrease) in cash	(8,545)
Cash and cash equivalents at beginning of year	8,434
Cash at end of year (overdraft)	$ (111)
SUPPLEMENTAL DISCLOSURES	
Interest paid	$ 11,081
Taxes paid	$ 4,800

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.

Notes to the Consolidated Financial Statements

June 30, 2007

(1) Organization

Fortrend Securities, Inc. (the "Company"), a Delaware corporation, was incorporated on March 8, 1992, and registered as a broker-dealer in the State of California on May 18, 1992. The Company was approved for membership by the National Association of Securities Dealers, Inc. on September 7, 1993. The Company engages primarily as a clearing conduit for the sales of U.S. securities to Australian investors through its wholly-owned Australian subsidiary, Fortrend Securities Pty. Ltd. (the Subsidiary). The Subsidiary was incorporated in 1992 and engages in the brokerage of securities in Australia.

(2) Summary of Significant Accounting Policies

Basis of Consolidation
The consolidated financial statements include accounts of the Company and its wholly-owned subsidiary. The Company is engaged in a single line of business as a securities broker-dealer.

Security Transactions
Customer securities transactions and related commission income and expenses are recorded on a trade date basis.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less, other than the deposit at clearing broker, to be cash equivalents.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Securities Owned & Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading profit. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Foreign Currency
Assets and liabilities denominated in Australian dollars are converted to U.S. dollars at year-end rates of exchange, while the income statement accounts are converted at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Fortrend Securities, Inc.

Notes to the Consolidated Financial Statements

June 30, 2007

(2) Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(3) Income Taxes

Income taxes are determined based upon Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The Company's total deferred tax assets and liabilities as of June 30, 2007 are as follows:

Deferred tax assets		
Federal	$ 68,670	
State	12,000	
		80,670
Deferred tax liabilities		
Federal	(97)	
State	0	
		(97)
Subtotal		80,573
Valuation allowance		(80,573)
Net deferred taxes		$ 0

The deferred tax assets and liabilities are the result of federal net operating loss (NOL) carryforwards and the differences of using the cash method of accounting for tax purposes and the accrual method for financial statement purposes. As of June 30, 2007, the Company had federal NOL carryforwards of $393,555 and California NOL carryforwards of $135,750 that may be used to offset future taxable income. The federal NOL carryforwards are due to expire in the years 2019 through 2026. The California NOL carryforwards are due to expire in 2016. A valuation allowance of $80,573 has been established for those deferred tax assets that will more likely than not be unrealized. This is a decrease of $10,142 from the prior year's valuation allowance.

The income tax expense (benefit) for the year ended June 30, 2007 consists of the following:

Current	
Federal	$12,000
State	800
Deferred	
Federal Benefit of NOL Carryforwards	(12,000)
Tax Provision	$ 800

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2007, the Company's net capital was $482,680 which exceeded the requirement by $382,680.

(5) Security Interest

The Australian Securities and Investment Commission (ASIC) requires a security of $20,000 Australian dollars to be pledged to the ASIC. At June 30, 2006, $20,000 Australian dollars or $16,964 US dollars of the Company's certificates of deposit held at Westpac Banking Corporation is restricted from withdrawal as collateral to the ASIC.

(6) Related Party Transactions

Painewebber Pty. Ltd. (Painewebber) an Australian company under common controls charges the Company for overhead and other occupancy expenses including rent utilized by the Company's Australian operations. During the year ended June 30, 2007 the Company paid Painewebber $302,314 for overhead expenses which are included in office and administrative expense. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

(7) Guarantee

Painewebber leases office space in Australia which is utilized by the Company and other leasees. The Company guarantees the lease payments in the event Painewebber fails to pay. The lease commenced on November 1, 2001 and ends on October 31, 2007. The guaranteed lease payments are $32,560 per month or a total of $130,240 over the remaining lease term.

(8) Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.



SUPPLEMENTAL INFORMATION

Fortrend Securities, Inc.

Schedule I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2007

Net Capital:			
Total stockholder's equity qualified for net capital		$	567,743
Less: Non-allowable assets			
Certificates of deposit held outside of the United States	48,969		
Other receivables	648		
Total non-allowable assets			49,617
Net capital before haircuts		$	518,126
Less: Haircuts on securities			35,446
Net capital		$	482,680
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of $65,746 or $100,000, whichever is greater			100,000
Excess net capital		$	382,680

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of June 30, 2007)

Net capital, as reported in Company's Part II of Form X-17A-5 as of June 30, 2007	$	483,478
Decrease in stockholder's equity		(800)
Net capital per above computation	$	482,678

Fortrend Securities, Inc.

Schedule II

Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended June 30, 2007

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through Pershing, LLC or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

For the Year Ended June 30, 2007

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Fortrend Securities, Inc.
Reno, Nevada

In planning and performing our audit of the financial statements and supplemental schedules of Fortrend Securities, Inc. (the Company), as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended June 30, 2007, and this report does not affect our report thereon dated September 24, 2007.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scott W. [signature] + Associates

September 24, 2007

END